Filed Pursuant to Rule 433

Registration Statement No. 333-213383-04

Dated September 14, 2016

PECO Energy Company

$300,000,000 First and Refunding Mortgage Bonds, 1.700% Series Due 2021

Pricing Term Sheet

Issuer:	PECO Energy Company

Ratings:*	Aa3 (Moody’s); A- (S&P); A (Fitch)

Securities:	First and Refunding Mortgage Bonds

Settlement Date:	September 21, 2016 (T+5)

Principal Amount:	$300,000,000

Maturity:	September 15, 2021

Coupon:	1.700%

Benchmark Treasury:	1.125% due August 31, 2021

Benchmark Treasury Price and Yield:	99-19+; 1.206%

Spread to Benchmark Treasury:	+50 basis points

Yield to Maturity:	1.706%

Public Offering Price:	99.972%

Interest Payment Dates:	March 15 and September 15 of each year, commencing March 15, 2017

Redemption Provisions:

At any time prior to August 15, 2021, at the greater of (i) 100% of the principal amount of the bonds to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the bonds to be redeemed (excluding interest accrued to the redemption date) discounted to the redemption date on a semi-annual basis (assuming a 360-day year comprised of twelve 30-day months) at the Treasury rate plus 10 basis points, plus, in each case accrued interest to the redemption date

At any time on or after August 15, 2021, at 100% of the principal amount, plus accrued interest to the redemption date

CUSIP:	693304 AU1

ISIN:	US693304AU17

Joint Book Running Managers:	Morgan Stanley & Co. LLC Credit Agricole Securities (USA) Inc. SMBC Nikko Securities America, Inc. CIBC World Markets Corp.

Senior Co-Manager:	Loop Capital Markets LLC

Co-Managers:	Apto Partners, LLC MFR Securities, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649 or Credit Agricole Securities (USA) Inc. at 1-866-807-6030.